Via Facsimile and U.S. Mail
Mail Stop 6010

June 10, 2008

Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
Boca Corporate Plaza
7900 Glades Road, Suite 420
Boca, Raton, FL 33434

Re: Lotus Pharmaceuticals, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
File No. 001-32581

Dear Mr. Yi:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief